SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2007 WASH. DC 213

SECUR 07005859 ION

AB* 3/27

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Manhattanville Road
(No. and Street)

Purchase (City) NY (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy P. Dunham 201-557-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

3oo Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 9 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

State of New Jersey
County of Hudson

We, the undersigned officers of the firm of Knight Capital Markets LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Capital Markets LLC for the year ended December 31, 2006 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

John B. Howard
Senior Managing Director and Manager

Timothy P. Dunham
Chief Financial Officer and Manager

Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires August 3, 2011

Knight Capital Markets LLC

Statement of Financial Condition
December 31, 2006

Knight Capital Markets LLC
Index
December 31, 2006

Page(s)

Report of Independent Auditors 1

Statement of Financial Condition 2

Notes to the Statement of Financial Condition 3–8

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Knight Capital Markets LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Capital Markets LLC (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2007

Knight Capital Markets LLC
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	44,168,952
Securities owned, held at clearing broker, at market value		490,277,823
Receivable from brokers, dealers and clearing organization		131,477,292
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $5,986,831		1,411,228
Goodwill		13,092,501
Other assets		3,000,961
Total assets	$	683,428,757
Liabilities and Member's Equity		
Liabilities		
Securities sold, not yet purchased, at market value	$	482,870,918
Accrued compensation expense		7,173,414
Payable to brokers, dealers and clearing organization		2,329,145
Payable to affiliates		5,339,784
Accrued expenses and other liabilities		809,655
Total liabilities		498,522,916
Commitments and contingent liabilities (Note 6)		
Member's equity		184,905,841
Total liabilities and member's equity	$	683,428,757

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Description of the Business

Knight Capital Markets LLC, (the "Company"), a Delaware limited liability company, operates as a market maker in the "Nasdaq Intermarket" the over-the-counter market for equity securities that are listed on the New York and American Stock Exchanges ("listed securities"). The Company provides capital placement services for alternative investment managers and also assists corporate clients in private placements. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the the Nasdaq Stock Exchange ("Nasdaq") and The National Association of Securities Dealers, Inc. ("NASD"). The Company's sole member is Knight/Trimark, Inc., whose ultimate parent is Knight Capital Group, Inc. ("KCG").

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash equivalents represent money market accounts which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Market Making Activities
Securities owned and securities sold, not yet purchased, which primarily consist of listed equity securities, are carried at market value and are recorded on a trade date basis. All of the inventory at December 31, 2006 is held at a clearing broker and can be sold or pledged.

Goodwill
The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets*. Under this standard, goodwill is not amortized but is tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation, Amortization and Occupancy
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the applicable office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

Stock-based compensation
On January 1, 2006, the Company (in conjunction with KCG) adopted SFAS No. 123-R, *Share-Based Payment* ("SFAS No. 123-R"), using the "modified prospective method." Under SFAS No. 123-R, the grant date fair values of stock-based employee awards that require future service are amortized over the relevant service period. Prior to the adoption of SFAS No. 123-R, the Company applied Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its stock option plans. As options that were granted to employees prior to the adoption of SFAS No. 123-R were granted at the then market value, no compensation expense had been recognized for the fair values of such grants under APB 25.

Upon the adoption of SFAS No. 123-R, the Company changed its expense attribution method for options. For option awards granted subsequent to the adoption of SFAS No. 123-R, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award, which is the same methodology that the Company uses to account for restricted share awards. For unvested option awards granted prior to the adoption of SFAS No. 123-R, the Company will continue to recognize compensation cost using a graded-vesting method (as it had on a pro-forma basis previously). The graded-vesting method recognizes compensation cost separately for each vesting tranche.

Additionally, SFAS No. 123-R requires expected forfeitures to be considered in determining stock-based employee compensation expense. Prior to the adoption of SFAS No. 123-R, forfeiture benefits were recorded as a reduction to the Company's actual compensation expense in the case of restricted shares, or pro-forma compensation expense in the case of options, when an employee left the firm and forfeited the award.

For stock-based payments issued after the adoption of SFAS No. 123-R, the Company applies a non-substantive vesting period approach whereby the expense is accelerated for those employees that receive awards and are eligible to retire prior to the award vesting. Prior to the adoption of SFAS No. 123-R, the Company applied a nominal vesting approach for employee stock-based compensation awards with retirement eligible provisions. Under the nominal vesting approach, the Company recognized actual and pro-forma compensation cost over the vesting period and, if the employee retired before the end of the vesting period, the Company recognized any remaining unrecognized compensation cost at the date of retirement.

Other
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Receivable From and Payable to Brokers, Dealers and Clearing Organization

Receivable from and Payable to brokers, dealers and clearing organization at December 31, 2006 consist of the following:

	Receivable	Payable
Receivable from clearing broker	$ 131,238,736	$ -
Clearance, execution and other fees	238,556	2,033,050
Payments for order flow	-	296,095
	$ 131,477,292	$ 2,329,145

4. Goodwill

At December 31, 2006, the Company had goodwill of $13.1 million, which resulted from the purchase of the businesses of Trimark Securities, L.P. in 1995 and Tradetech Securities, L.P. in 1997.

Under SFAS 142, goodwill is tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signifies the existence of impairment. As part of the test for impairment, the Company's goodwill is tested in conjunction with its business segment within KCG. The test considers the profitability, assessment of fair value as well as the overall market value of the Company and its business segment compared to the net book value. In June 2006, the Company tested for the impairment of goodwill and concluded that there was no impairment.

5. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

Computer hardware and software	$ 5,280,870
Leasehold improvements	1,194,428
Telephone systems	658,964
Furniture and fixtures	263,797
	7,398,059
Less: Accumulated depreciation and amortization	5,986,831
	$ 1,411,228

6. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain fixed escalation clauses. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2006, future minimum rental commitments under all noncancelable office leases, and guaranteed employment contracts longer than one year ("Other Obligations") were as follows:

	Office Leases	Other Obligations	Total
Year ending December 31,			
2007	$ 508,783	$ 11,155,379	$ 11,664,162
2008	512,627	6,155,047	6,667,674
2009	503,658	2,016	505,674
2010	365,274	-	365,274
2011	350,055	-	350,055
Thereafter			
	$ 2,240,397	$ 17,312,442	$ 19,552,839

From time to time, the Company is named as a defendant in civil legal actions. In addition, from time to time, the Company is subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these matters would not likely have a material adverse effect on the financial position of the Company.

7. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total U.S. equity dollar value traded by the Company during the period. For the year ended December 31, 2006, one client accounted for approximately 12.5% of the Company's U.S. equity dollar value traded.

8. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limitations.

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Eligible employees receive KCG restricted shares as a portion of their total compensation. Restricted share awards generally vest ratably over three years.

KCG's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value, which the Stock Plans define as the average of the high and low sales price

on the date prior to the grant date. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the option agreements.

KCG has the right to fully vest employees in their awards upon retirement and in certain other circumstances. Awards are otherwise canceled if employment is terminated before the end of the relevant vesting period.

9. Related Party Transactions

The Company pays an affiliate a fee to manage an electronic trading portfolio as well as a fee which represents the Company's allocation of certain shared services costs.

Corporate overhead expenses are allocated to the Company by KCG based on direct usage, headcount or percentage of net capital depending on the source of the expense.

The Company receives a fee from an affiliate for certain costs associated with the operation of a disaster recovery site.

In the normal course of business, the Company borrowed funds from affiliates during 2006 at a rate approximating its borrowing rate. At December 31, 2006, there were no loans payable.

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of listed securities, substantially all of the Company's listed securities transactions are conducted as principal with broker-dealer counterparties located in the United States. The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. The clearing broker can rehypothecate certain of the securities held on behalf of the Company. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liabilities with regard to the right. In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

Securities sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

11. Net Capital Requirement

As a registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1,000,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2006, the Company had net capital of $51.4 million, which was $50.3 million in excess of its required net capital of $1.1 million.

END